Exhibit 8(g)(iii)

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

(UBS Select Government Investor Fund)

UBS MONEY SERIES

1285 Avenue of the Americas

New York, New York 10019

Dated as of March 10, 2016

UBS Asset Management (Americas) Inc.

1285 Avenue of the Americas

New York, New York 10019

Ladies and Gentlemen:

1. UBS Select Government Investor Fund (the “Fund”) is a series of UBS Money Series, a Delaware statutory trust (the “Trust”). Operating expenses of the Fund are annual rates expressed as a percentage of average daily net assets.

2. You hereby agree that you will waive a portion of the administrative fee payable to you by the Fund and/or reimburse the Fund for its other operating expenses (exclusive of 12b-1 fees) to the extent that the aggregate operating expenses through August 31, 2017 otherwise would exceed 0.50% (“Maximum Permitted Rate”).

3. The Maximum Permitted Rate does not include any expenses attributable to (1) dividend expense, borrowing costs, and interest expense relating to short sales and (2) interest, taxes, brokerage commissions and extraordinary expenses, and you are not obligated to waive administrative fees or reimburse operating expenses to the extent that the Fund’s aggregate operating expenses exceed the Maximum Permitted Rate because of the aforesaid.

4. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay the fee waiver/expense reimbursement to you. Such repayment shall be made only out of assets of the Fund. In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which you waived fees or reimbursed the Fund for its operating expenses under this Agreement without causing the aggregate operating expenses of the Fund during a year in which such repayment is made to exceed the applicable Maximum Permitted Rate. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

5. This Agreement shall terminate automatically upon the termination of the Administration Contract between you and the Trust with respect to the Fund; provided, however, that the Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement unless the Trust and you agree otherwise.

6. You understand that you shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

7. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 6 shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

UBS MONEY SERIES, ON BEHALF OF ITS UBS SELECT GOVERNMENT INVESTOR FUND

By:	/s/ Keith A. Weller	By:	/s/ Eric Sanders
Name:	Keith A. Weller	Name:	Eric Sanders
Title:	Vice President & Assistant Secretary	Title:	Vice President & Assistant Secretary

The foregoing Agreement is hereby

accepted as of March 10, 2016

UBS ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Thomas Disbrow	By:	/s/ Nancy D. Osborn
Name:	Thomas Disbrow	Name:	Nancy D. Osborn
Title:	Managing Director	Title:	Director